UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

LOOP MEDIA, INC.

Full Name of Registrant

N/A

Former Name if Applicable

700 N. Central Ave., Suite 430,

Address of Principal Executive Office (Street and Number)

Glendale, CA 91203

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifthteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Loop Media, Inc.’s (the "Company") auditors were unable to complete the audit of the Company's financial statements for the year ended December 31, 2020 in time to file the Annual Report. As a result, the Company will be unable to file the Annual Report on Form 10-K for the year ended December 31, 2020 in a timely manner without unreasonable effort or expense. The Company expects to file its Annual Report on Form 10-K within the extension period.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Cerna	(818)	823-4801
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not in a position at this point to provide any specific estimate of anticipated significant changes in results of operations from the year ended December 31, 2019 to the year ended December 31, 2020 that may be reflected in the financial statements to be included in the Annual Report.

The Company anticipates that total revenue for the fiscal year ended December 31, 2020 will be lower than the fiscal year ended December 31, 2019 and that net loss for the fiscal year ended December 31, 2020 will be higher than the fiscal year ended December 31, 2019.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s ability to complete the filing of the Form 10 K within the 15-day extension period and the Company’s expected financial results. These statements are based on current expectations as of the date of this Notification of Late Filing on Form 12b-25 and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the Company’s ability to complete the Form 10 K, including the financial statements for the year ended December 31, 2020, and the possibility that it will not be able to do so within the anticipated time period and other risks. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

LOOP MEDIA, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2021	By:	/s/ James Cerna
James Cerna
Chief Financial Officer